

September 12, 2011

Via E-mail
Mr. Richard S. Dziadzio
Senior Executive Vice President and
 Chief Financial Officer
AXA Financial, Inc.
1290 Avenue of the Americas
New York, New York   10104

> **Re: AXA Financial, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 10, 2011**
> **File No. 001-11166**

Dear Mr. Dziadzio:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filings.

Notes To Consolidated Financial Statements
2. Significant Accounting Policies
Derivatives, page F-19

1. You disclose that you offer certain variable annuity products with guaranteed minimum income benefit ("GMIB") and guaranteed withdrawal benefit for life ("GWBL") features. You also state that you have purchased reinsurance contracts to mitigate the risks associated with the impact of potential market fluctuations on future policyholder elections of GMIB features contained in certain of your annuity contracts. You consider the GWBL features and the reinsurance contracts covering GMIB exposure as derivatives for accounting purposes. Please provide us a more detailed description of your GWBL products and your reinsurance contracts covering GMIB exposure which identifies what features within each led you to conclude that they were bifurcated embedded derivatives.

Cite the specific authoritative literature you used to support your conclusions, including your consideration of the guidance in ASC 815-10-15-52 and 15-53 and ASC 815-15-55-57 through 55-61 in arriving at your conclusions for the accounting method applied for each product.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant